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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*
______________

Magnolia Oil & Gas Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

559663109
(CUSIP Number)

J. Andrew West
1001 Fannin Street, Suite 800
Houston, Texas 77002
(713) 659-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2021
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559663109	Schedule 13D	Page 2 of 20 pages

(1) Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest, Ltd./76-0378595
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Texas, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 96,127,882 (1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 96,127,882 (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 96,127,882
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 39.5%
(14) Type of Reporting Person (See Instructions): PN

Note: All share numbers on these cover pages presented on an as-converted basis.

(1) EnerVest, Ltd. (“EnerVest”) may be deemed to have beneficial ownership of 96,127,882 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”). Such shares are held (in the amounts set forth below) by EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-C, L.P. and EnerVest Energy Institutional Fund XIV-C-AIV, L.P. (collectively, the “Record Holders”). The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 3 of 20 pages

(1) Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Management GP, L.C./76-0629541
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Texas, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 96,127,882 (1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 96,127,882 (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 96,127,882
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 39.5%
(14) Type of Reporting Person (See Instructions): OO

(1) EnerVest Management GP, L.C. (“EVM GP”) may be deemed to have beneficial ownership of 96,127,882 shares of Class A Common Stock. Such shares are held (in the amounts set forth below) by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 4 of 20 pages

(1) Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-A, L.P. / 47-2575103
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 44,094,530 (1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 44,094,530 (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 44,094,530
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 18.1%
(14) Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-A, L.P. (“EV XIV-A”) owns of record 44,094,530 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), each share of which, pursuant to the Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC (“Magnolia LLC”), dated as of July 31, 2018 (the “LLC Agreement”), may be exchanged (by exchanging one unit in Magnolia LLC (a “Unit”) and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 5 of 20 pages

(1) Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-2A, L.P. / 81-2214106
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 8,438,296 (1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 8,438,296 (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 8,438,296
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 3.5%
(14) Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-2A, L.P. (“EV XIV-2A”) owns of record 8,438,296 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 6 of 20 pages

(1) Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-3A, L.P. / 81-2835063
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 8,704,963 (1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 8,704,963 (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 8,704,963
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 3.6%
(14) Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-3A, L.P. (“EV XIV-3A”) owns of record 8,704,963 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 7 of 20 pages

(1) Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-WIC, L.P. / 61-1751769
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 460,635 (1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 460,635 (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 460,635
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): Less than 1%
(14) Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-WIC, L.P. (“EV XIV-WIC”) owns of record 460,635 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 8 of 20 pages

(1) Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-C, L.P. / 61-1751620
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 29,503,847 (1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 29,503,847 (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 29,503,847
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 12.1%
(14) Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-C, L.P. (“EV XIV-C”) owns of record 29,503,847 shares of Class A Common Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 9 of 20 pages

(1) Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Energy Institutional Fund XIV-C-AIV, L.P. / 83-1342712
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 4,925,611 (1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 4,925,611 (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 4,925,611
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 2.0%
(14) Type of Reporting Person (See Instructions): PN

(1) EnerVest Energy Institutional Fund XIV-C-AIV, L.P. (“EV XIV-C-AIV”) owns of record 4,925,611 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 10 of 20 pages

(1) Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): John B. Walker
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 556,961 (1)
(8) Shared Voting Power 96,127,882 (2)
(9) Sole Dispositive Power 556,961 (1)
(10) Shared Dispositive Power 96,127,882 (2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 96,684,843
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 39.7%
(14) Type of Reporting Person (See Instructions): IN

(1) Mr. Walker is the sole owner of (a) 556,961 shares of Class A Common Stock and (b) 27,837 restricted stock units (“RSUs”) granted under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (the “Plan”). Each RSU represents a contingent right to receive one share of Class A Common Stock. The RSUs will vest on the earlier of (a) the day preceding the next annual meeting of stockholders of the Issuer at which directors are elected or (b) the first anniversary of the grant date, in each case, subject to the director's continued service through the applicable vesting date and, as such, Mr. Walker may not acquire beneficial ownership of such securities within 60 days of the date hereof.

(2) As described in Item 5 below, Mr. Walker, by virtue of his indirect ownership and status as a principal of EVM GP, EnerVest’s general partner, may be deemed to have beneficial ownership of an aggregate of 96,684,843 shares of Class A Common Stock, which shares are owned of record by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 11 of 20 pages

(1) Name of Filing Parties: I.R.S. Identification No. of Above Persons (entities only): EnerVest Investment Services, L.L.C. /27-4656496
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 96,127,882 (1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 96,127,882 (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 96,127,882
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 39.5%
(14) Type of Reporting Person (See Instructions): IA

(1) EnerVest Investment Services, L.L.C. (“EIS, LLC”) may be deemed to have beneficial ownership of 96,127,882 shares of Class A Common Stock, which shares are owned of record by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 559663109	Schedule 13D	Page 12 of 20 pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Magnolia Oil & Gas Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The address of the Issuer’s principal executive offices is Nine Greenway Plaza, Suite 1300, Houston, TX 77046.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosures:

(a)	On March 5, 2021, 5,000,000 shares of Class B Common Stock were transferred to the Issuer by certain of the Record Holders and subsequently cancelled in connection with certain of the Record Holders selling 5,000,000 units of Magnolia Oil & Gas Parent LLC (“Magnolia LLC”) to Magnolia LLC. Such shares were transferred to the Issuer in the amounts and from the Record Holders set forth below:

Holder	Shares of Class A Common Stock Transferred	Shares of Class B Common Stock Transferred
EV XIV-A	0	3,309,206
EV XIV-2A	0	633,277
EV XIV-3A	0	653,290
EV XIV-WIC	0	34,570
EV XIV-C-AIV	0	369,657

On March 5, 2021, certain of the Record Holders exchanged 14,165,779 shares of Class B Common Stock and an equal number of units in Magnolia LLC for 14,165,779 shares of Class A Common Stock. Such exchanged 14,165,779 shares of Class B Common Stock were cancelled upon the issuance of an equal number of Class A Common Stock as set forth below:

CUSIP No. 559663109	Schedule 13D	Page 13 of 20 pages

Record Holder	Shares of Class A Common Stock Issued	Shares of Class B Common Stock Cancelled
EV XIV-A	9,375,495	9,375,495
EV XIV-2A	1,794,173	1,794,173
EV XIV-3A	1,850,872	1,850,872
EV XIV-WIC	97,942	97,942
EV XIV-C-AIV	1,047,297	1,047,297

On March 2, 2021, the Record Holders, as selling stockholders, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named therein (the “Underwriters”), providing for the offer and sale of an aggregate of 17,000,000 shares of Class A Common Stock by the Record Holders (the “March 2021 Offering”), and purchase by the Underwriters of the shares of Class A Common Stock at a price of $10.15625 per share of Class A Common Stock. Pursuant to the Underwriting Agreement, the Record Holders granted the Underwriters a 30-day option to purchase up to an aggregate of 2,550,000 additional shares of Class A Common Stock (the “Option”). On March 3, 2021, the Underwriters exercised the Option in full. The March 2021 Offering, including the Option, closed on March 5, 2021. The March 2021 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-226795), as supplemented by a prospectus supplement dated March 2, 2021. As as a result of the March 2021 Offering, including the exercise of the Option, the Underwriters purchased from the Record Holders the shares of Class A Common Stock in the amounts and from such holder set forth below:

Record Holder	Shares of Class A Common Stock Purchased by the Underwriters
EV XIV-A	9,375,495
EV XIV-2A	1,794,173
EV XIV-3A	1,850,872
EV XIV-WIC	97,942
EV XIV-C	5,384,221
EV XIV-C-AIV	1,047,297

CUSIP No. 559663109	Schedule 13D	Page 14 of 20 pages

The foregoing description of the Underwriting Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit 7.7 hereto and is incorporated herein by reference.

Pursuant to the Underwriting Agreement, each of the Record Holders has entered into a lock-up (the “Record Holder Lock-Up Agreement”) and John B. Walker has entered into a lock-up agreement (the “Walker Lock-Up Agreement” and, together with the Record Holder Lock-Up Agreement, the “Lock-Up Agreements”) with the Underwriters pursuant to which they have agreed with the Underwriters, subject to certain exceptions, not to offer or sell any shares of Class A Common Stock (or securities convertible into or exchangeable for Class A Common Stock) during the period from March 2, 2021 continuing through the date 60 days thereafter, except with the prior written consent of Credit Suisse Securities (USA) LLC. The foregoing description of the Lock-Up Agreements set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Record Holder Lock-Up Agreement set forth in Section 5(k) of the Underwriting Agreement and the Walker Lock-Up Agreement a form of which is included as Exhibit C to the Underwriting Agreement, which Underwriting Agreement has been filed as Exhibit 7.7 hereto and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting Power	Number of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Class Beneficially Owned
EnerVest	0	96,127,882	0	96,127,882	39.5%
EVM GP	0	96,127,882	0	96,127,882	39.5%
EV XIV-A	0	44,094,530	0	44,094,530	18.1%
EV XIV-2A	0	8,438,296	0	8,438,296	3.5%
EV XIV-3A	0	8,704,963	0	8,704,963	3.6%
EV XIV-WIC	0	460,635	0	460,635	Less than 1%
EV XIV-C	0	29,503,847	0	29,503,847	12.1%
EV XIV-C-AIV	0	4,925,611	0	4,925,611	2.0%
John B. Walker	556,961	96,127,882	556,961	96,127,882	39.7%
EIS, LLC	0	96,127,882	0	96,127,882	39.5%

*All share numbers presented in this table assume full conversion of Class B Common Stock (with the Units) to Class A Common Stock.

CUSIP No. 559663109	Schedule 13D	Page 15 of 20 pages

The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.

Except as indicated in this Item 5 or as set forth herein, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the Listed Persons owns beneficially, or has any right to acquire, directly or indirectly, any additional shares of Class A Common Stock or Class B Common Stock. Pursuant to the contribution agreement entered into in connection with the Transaction (the “Contribution Agreement”), for a period of five years following the Closing, the Record Holders were entitled to receive an aggregate of up to 13,000,000 additional shares of Class A Common Stock or Class B Common Stock based on the achievement of certain EBITDA and free cash flow or stock price thresholds. As of the date of the transactions described herein, all such shares have been earned. In addition, pursuant to the terms of the Non-Compete entered into in connection with the Transaction, the Issuer agreed to issue up to 4,000,000 shares of Class A Common Stock to an affiliate of EnerVest if certain stock price thresholds are met. Upon such issuance, certain Listed Persons may be granted a portion of such issued Class A Common Stock by such affiliate in connection with services provided to the Issuer with respect to the assets acquired by the Issuer pursuant to the Transaction. On February 1, 2021, as consideration for compliance with the Non-Compete, the Issuer paid $17.2 million in cash and issued 375,000 shares of Class A Common Stock to John B. Walker. In addition, the Non-Compete was amended to provide that the Issuer would issue up to 1,600,00 shares of Class A Common Stock to certain affiliates of EnerVest if the Non-Compete is complied with. Additional shares are not capable of being earned pursuant to the Non-Compete within sixty days from the date hereof. The foregoing summary of the amendment to the Non-Compete Agreement is qualified by reference to the amendment filed as Exhibit 7.8.

(c)	Other than as reported herein (including as may have been reported in EnerVest’s initial Schedule 13D filed with the SEC on August 10, 2018 or in any amendment thereto) and in this Item 5(c), none of the Filing Parties has effected any transactions involving the Class A Common Stock in the 60 days prior to filing this Amendment. As described in Item 5(b), the Issuer, on or about February 1, 2021, issued 375,000 shares of Class A Common Stock to John B. Walker pursuant to the Non-Compete.

CUSIP No. 559663109	Schedule 13D	Page 16 of 20 pages

(d)	No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned of record by the EnerVest entities.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The information set forth in Items 4 and 5 of the Schedule 13D is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P. and TPG Pace Energy Sponsor, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.2	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.3	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.4	Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

CUSIP No. 559663109	Schedule 13D	Page 17 of 20 pages

7.5	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2018).

7.6	Joint Filing Agreement (incorporated by reference to Exhibit 7.6 to EnerVest’s Schedule 13D, filed with the SEC on August 10, 2018).

7.7	Underwriting Agreement, dated as of March 2, 2021, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., and Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 5, 2021).

7.8	Amendment No. 1 to Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest, Ltd., dated as of January 29, 2021 (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 10-K, filed with the SEC on February 23, 2021).

CUSIP No. 559663109	Schedule 13D	Page 18 of 20 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D with respect to the undersigned is true, complete, and correct.

Dated as of March 9, 2021

EnerVest Management GP, L.C.

By:	/s/ Jud Walker
Name:	Jud. Walker
Title:	President & Chief Executive Officer

EnerVest, Ltd.
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud. Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-A, L.P.
By: EVFA GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud. Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-2A, L.P.
By: EVFA XIV-2A, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud. Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-3A, L.P.
By: EVFA XIV-3A, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud. Walker
Title:	President & Chief Executive Officer

CUSIP No. 559663109	Schedule 13D	Page 19 of 20 pages

EnerVest Energy Institutional Fund XIV-WIC, L.P.
By: EnerVest Holding XIV, LLC, its General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud. Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-C, L.P.
By: EVFC GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud. Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-C-AIV, L.P.
By: EVFC GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud. Walker
Title:	President & Chief Executive Officer

EnerVest Investment Services, L.L.C.
By: EnerVest Holding, L.P., its Sole Member
By: EnerVest Operating, L.L.C., its General Partner

By:	/s/ Travis W. Hancock
Name:	Travis W. Hancock
Title:	Senior Vice President & Chief Financial Officer

/s/ John B. Walker
John B. Walker

CUSIP No. 559663109	Schedule 13D	Page 20 of 20 pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P. and TPG Pace Energy Sponsor, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.2	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.3	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.4	Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.5	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P.(incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2018).

7.6	Joint Filing Agreement (incorporated by reference to Exhibit 7.6 to EnerVest’s Schedule 13D, filed with the SEC on August 10, 2018).

7.7	Underwriting Agreement, dated as of March 2, 2021, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., and Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 5, 2021).

7.8

Amendment No. 1 to Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest, Ltd., dated as of January 29, 2021 (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 10-K, filed with the SEC on February 23, 2021).